

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Erik S. Nelson
Chief Executive Officer
Bellatora, Inc.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: Bellatora, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 19, 2022**
> **File No. 000-56478**

Dear Erik S. Nelson:

We issued comments to you on the above captioned filing on October 15, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 7, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert J. Mottern, Esq.